MONEY MARKET OBLIGATIONS TRUST

                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                               FEBRUARY 13, 2008


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
100 F Street, Northeast
Washington, DC  20549

     RE:     Form N-14
             MONEY MARKET OBLIGATIONS TRUST (the "Trust")
             Government Obligations Fund (the "Fund")
             Institutional Shares
            1933 Act File No. 333-148609
           1940 Act File No. 811-5950

Dear Sir or Madam:

      As specifically requested by Securities and Exchange Commission Examiner Keith O'Connell on February 7, 2008, the following are responses to comments from him and Examiner Laura Hatch regarding the Preliminary Prospectus/Proxy Statement for the above-referenced Trust, with respect to the Fund, which was filed on January 11, 2008.

      1. The phrase "{ellipsis}but will have slightly higher net expenses{ellipsis}" will be added to each sentence in the Prospectus/Proxy Statement that refers to the post-merger fund as having lower total annual operating expenses (before waivers, reimbursement and reductions). At the first occurrence of this new phrase, the words "{ellipsis}under both contractual and voluntary waivers{ellipsis}" will be added to it.

      2.  In  the  section   "Reasons  for  the  Proposed  Reorganization,"  the
percentage decrease will be corrected to state 78% instead of 21%.

      3. In the "Tax Consequences" section, the reference to disposing certain portfolio securities in connection with the Reorganization will be deleted.

      4.  In the fee table, footnote 2, the following  sentence  will be bolded:
"Any waiver/reduction by the administrator and shareholder services provider that reduces such expenses (as discussed elsewhere in these notes) may have the effect of reducing the amount to be waived or reimbursed by the Adviser pursuant to its contractual commitment."

      5. The comment to account for the contractual waiver in the financial highlights tables will stand, but no change will be made to the tables in this N-14. The issue will be discussed further in the near future among the appropriate parties.

      6. In the "Description of the Plan of Reorganization" section, 7th paragraph, a sentence will be added to show the estimated mailing/printing costs of the Prospectus/Proxy Statement to be $640.

      If you have any questions on the  above  information, please contact me at
(412) 288-8094.



                                                   Very truly yours,


                                                   /s/ Mark R. Thompson
                                                   Mark R. Thompson
                                                   Senior Paralegal

Enclosures